Statement of Financial Condition

Walleye Trading LLC
December 31, 2021
SEC File Number 8-66988
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66988

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Walleye Trading LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2800 Niagara Lane North
(No. and Street)

Plymouth	MN	55447
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark Tusler	952-345-6605	mtusler@walleyecapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young
(Name – if individual, state last, first, and middle name)

700 Nicollet Mall, Ste 500	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Mark Tusler, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Walleye Trading LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

HEIDI LYN MOELLER
Notary Public
Minnesota
My Commission Expires
Jan 31, 2025

Signature: [signature]

Title: CFO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Walleye Trading LLC

Statement of Financial Condition

December 31, 2021

Contents

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition 2
Notes to Statement of Financial Condition 3

Report of Independent Registered Public Accounting Firm

To the Members and Officers of Walleye Trading LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Walleye Trading LLC (the Company) as of December 31, 2021 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 2005.

Minneapolis, Minnesota
February 25, 2022

Walleye Trading LLC

Statement of Financial Condition

December 31, 2021

Assets		
Cash	$	1,587,691
Dividends receivable		2,245,133
Other assets		45,258
Securities owned, at fair value (pledged)		11,911,974,145
Memberships in exchanges		1,275,269
Total assets	$	11,917,127,496
Liabilities and members' equity		
Liabilities:		
Securities sold, not yet purchased, at fair value	$	8,624,084,156
Payable to broker, net		2,726,778,287
Accounts payable and accrued liabilities		46,372,156
Payable to Manager		22,442,459
Capital withdrawals payable		44,500,215
Contribution in advance		1,000,000
Subordinated borrowings		500,000
Total liabilities		11,465,677,273
Class A member's equity		351,882,645
Class D members' equity		99,567,578
Total members' equity		451,450,223
Total liabilities and members' equity	$	11,917,127,496

See accompanying notes.

1. Organization

Walleye Trading LLC (the Company), a Delaware limited liability company, is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company is primarily an options and stock market-making firm, engaged in U.S. equity options market-making, interest rate options market-making, index options market-making, and U.S. equity stock market-making. The Company also engages in proprietary trading activities in similar products. The Company is a member of most options and futures exchanges.

The Company clears its securities transactions through Goldman Sachs & Co. (the Clearing Broker).

Walleye Capital LLC (the Manager), a Minnesota limited liability company, serves as the manager of the Company. The Manager provides all services to operate the Company and maintains the financial records of the Company. Northern Trust Hedge Fund Services LLC (the Administrator) serves as administrator to the Company.

2. Significant Accounting Policies

The Company's Statement of Financial Condition has been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). The following is a summary of significant accounting policies followed by the Company.

Securities Transactions

Market-making and proprietary securities transactions, and the related revenues and expenses, are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased are stated at fair value based on independent third party pricing sources.

Dividends are recorded on the ex-dividend date. Interest income is accrued as earned. Interest expense is incurred on securities financed with the Clearing Broker and on borrowings, and is accounted for on an accrual basis.

Memberships in Exchanges

Exchange memberships, which provide the Company with the right to conduct business on the exchange, are recorded at cost or, if an impairment in value has occurred, at a value that reflects management's estimate of the impaired value. Management performs an evaluation of any impairment required based on trends in historical values of the assets as well as recent sales of the memberships at the respective exchange. No impairment was deemed necessary during the year ended December 31, 2021.

2. Significant Accounting Policies (continued)

Performance Fees

Performance fees represent amounts paid to non-Class D member traders and third-party sub-advisors for generating trading profits as well as non-trader manager bonuses paid via a manager bonus pool. All such performance fees are recorded on an accrual basis and are included in accounts payable and accrued liabilities on the Statement of Financial Condition

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the Statement of Financial Condition and accompanying notes. Management believes that the estimates utilized in preparing the Company's Statement of Financial Condition are reasonable and prudent. Actual results could differ from these estimates.

3. Payable to broker, net

Payable to broker, net consists of the following:

	December 31, 2021
Margin payable net	(1,628,972,723)
Unsettled securities transactions payable, net	(1,088,349,558)
Exchange-traded futures - open trade equity	(9,456,006)
Total	(2,726,778,287)

The Company conducts business with brokers and dealers that are members of the major securities and commodities exchanges.

4. Financial Instruments

Fair Value of Financial Instruments

Various inputs are used in determining the fair value of the Company's assets and liabilities. These inputs are summarized in the three broad levels listed below:

Level 1 – Quoted prices in active markets for identical securities.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for identical or similar instruments in markets that are not active; and valuation techniques for which significant assumptions are observable, either directly or indirectly.

Level 3 – Significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).

The following table presents the Company's fair value hierarchy for assets and liabilities measured on a recurring basis as of December 31, 2021:

Assets	**Level 1**	**Level 2**	**Level 3**[1]	**Total**
Securities owned, at fair value (pledged):				
Options:				
Commodity contracts	$ 1,042,179	$ -	$ -	$ 1,042,179
Credit contracts	61,395	-	-	61,395
Equity contracts	4,809,780,795	-	-	4,809,780,795
Foreign exchange contracts	106,341	-	-	106,341
Interest rate contracts	41,049,175	-	-	41,049,175
Equities	6,686,713,039	363,040,679	874,630	7,050,628,348
Warrants	3,244,715	6,058,967	2,230	9,305,912
Total assets	$ 11,541,997,639	$ 369,099,646	$ 876,860	$ 11,911,974,145

[1] Level 3 securities were not considered significant to the Company.

4. Financial Instruments (continued)

Liabilities	Level 1	Level 2	Level 3[1]	Total
Securities sold, not yet purchased, at fair value:				
Options:				
Commodity contracts	$ 947,306	$ -	$ -	$ 947,306
Credit contracts	10,183	-	-	10,183
Equity contracts	7,172,804,238	-	-	7,172,804,238
Foreign exchange contracts	2,853	-	-	2,853
Interest rate contracts	45,524,281	-	-	45,524,281
Equities	1,397,732,295	7,006,670	45,023	1,404,783,988
Warrants	11,034	5	-	11,039
Corporate bond	-	268	-	268
Total securities sold, not yet purchased, at fair value:	8,617,032,190	7,006,943	45,023	8,624,084,156
Futures contracts[2]	9,456,006	-	-	9,456,006
Total liabilities	$ 8,626,488,196	$ 7,006,943	$ 45,023	$ 8,633,540,162

[1] Level 3 securities were not considered significant to the Company.

[2] Amount is netted on the Statement of Financial Condition and is presented in Payable to broker, net.

Securities owned are pledged to the Clearing Broker on terms that permit them to sell or repledge the securities to others subject to certain limitations.

Securities sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and quantities and thereby create a liability to purchase the security in the market at prevailing prices. See Note 9 for further information on off-balance sheet risk.

The level assigned to a particular security and the inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. Futures contracts are valued based upon Level 1 fair value measurements, with the resulting open trade equity included in Payable to broker, net at December 31, 2021.

The Company is also required periodically to measure certain other financial assets at fair value on a nonrecurring basis. The estimated fair value of memberships in exchanges as of December 31, 2021, is approximately $3.0 million, based upon recent sales activity and observable lease rates for such memberships. The value of the memberships in exchanges reflected in the Statement of Financial Condition is $1.3 million (categorized as Level 2 of the fair value hierarchy). See Note 2 for further information on memberships in exchanges valuation methodology.

4. Financial Instruments (continued)

Other financial instruments are recorded by the Company at contract amounts and include Payable to broker, net, and Subordinated borrowings. Financial instruments carried at contract amounts either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value (categorized as Level 2 of the fair value hierarchy).

5. Income Taxes

No federal, state, or local income taxes have been provided on profits of the Company because the Company is treated as a partnership for tax purposes where its partners are individually liable for the taxes on their share of the Company's income or loss. Tax positions that are not more-likely-than-not to be sustained upon examination by a taxing authority based on the technical merit of the position would result in a current year expense or the absence of a benefit as appropriate for the tax position. The Company has determined there are no uncertain tax positions as of December 31, 2021. Generally, the tax authorities can examine any tax returns filed for the last three years.

6. Related-Party Transactions

The Company has an Administrative Services Agreement (the Agreement) with the Manager. The Agreement calls for the expenses associated with managing the Company to be allocated to, and paid by, the Company. Such allocated expenses include compensation and benefits, vendor and software license fees, data center expenses, advisory services (including a portion of advisory fees paid to third-party sub-advisors), and other administrative services.. The Payable to Manager balance consists of Manager Expenses relating to the Agreement and a non-trader manager bonus pool accrual. At December 31, 2021, the Payable to Manager was approximately $22.4 million on the Statement of Financial Condition.

All of the partners of the Manager are also partners of the Manager's technology affiliate, Walleye Software. Certain partners of the Manager are also partial owners of Deephaven Data Labs ("DDL"), a data management systems provider that provides data management software and services for the Manager and other DDL clients. Certain partners of the Manager serve on the Board of Directors of DDL. Certain partners are also partial owners of Safepark Commercial LLC ("Safepark"), the property management company that owns and manages an office building the Manager leases office space from. The use of affiliated service providers by the Manager on behalf of the Company presents various conflicts of interest including conflicts associated with the selection, retention, and evaluation of the service provider.

7. Member's Equity

Walleye Investments Fund LLC owns the Class A Member's equity. The Class D Members are trading class members and employees of the Manager. Each Class D Member has responsibility for their trading activities and shares in the profits and losses of only their respective trading activities according to their respective Supplemental Agreements. Each Class D Member's earnings include a set percentage of profits similar to a manager bonus expense relating to their individual trading strategy. In addition, each Class D Member can earn additional profits based upon their respective level of capital committed to the strategy. This capital and any subsequent contributions as well as any profits with respect thereto are subject to all risks of the Company's business.

The Class D Members do not take part in management nor have authority to transact any business for the Company or have power to sign for or to bind the Company to any agreement, said powers being vested with the Manager and certain other officers of the Company. As of December 31, 2021, there were 15 Class D Members. Contributions received in advance represent contributions from a Class D member not yet invested.

8. Subordinated Borrowings

During the year ended December 31, 2021, the Company renewed a cash subordination borrowing agreement approved by the Financial Industry Regulatory Authority (FINRA) on behalf of NASDAQ OMX PHLX, Inc., totaling $500,000, from an unaffiliated counterparty at an interest rate based on the prime rate plus 225 basis points (5.50% at December 31, 2021). No cash movement resulted from the maturity and related renewal of the subordinated borrowings during the year ended December 31, 2021. The subordinated borrowings mature on October 31, 2022.

The subordinated borrowings, which are subordinated to all claims of general creditors of the Company, constitutes part of the Company's net capital under the Securities and Exchange Commission's (the SEC's) Uniform Net Capital Rule (Rule 15c3-1) and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements. It is the Company's intention to renew the subordinated borrowing agreement on November 1, 2022.

9. Derivative Transactions

In the normal course of business, the Company enters into derivative contracts (Derivatives) for its options and stock market-making and proprietary trading strategies and uses futures to manage the market and credit risks as part of its overall risk management process. The Derivatives that the Company may trade include, but are not limited to: equity options, commodity options, credit options, foreign exchange options, futures options, and futures contracts. Options on futures are included within the futures categories throughout the notes to the Statement of Financial Condition. The Company records its derivative trade-related activities at fair value.

The quarterly average number of open purchased option and long futures contracts for the year ended December 31, 2021, was approximately 3.1 million and 6,000, respectively. The quarterly average number of open written options and short futures contracts for the year ended December 31, 2021, was approximately 3.3 million and 28,000, respectively.

The following tables are intended to provide additional information about the effect of the Derivatives on the Statement of Financial Condition of the Company.

	Number of Contracts and Notional Amounts as of December 31, 2021			
Type	Long Contracts	Short Contracts	Long Notional	Short Notional
Futures	9,862	20,924	$ 2,282,269,689	$ 5,821,059,678
Options				
Commodity contracts	2,202	4,379	12,217,450	20,518,000
Credit contracts	1,532	847	12,913,750	6,791,100
Equity contracts	3,255,674	3,613,610	82,406,876,138	89,167,684,530
Foreign exchange contracts	2,415	805	24,771,500	1,113,750
Interest rate contracts	148,485	145,273	32,933,309,150	32,451,296,044

9. Derivative Transactions (continued)

Options are included in Securities owned and Securities sold, not yet purchased on the Statement of Financial Condition. Futures are included in Payable to brokers, net on the Statement of Financial Condition. The respective derivative assets and liabilities by category are reflected within Footnote 4.

The Company does not offset derivative assets or derivative liabilities on the Statement of Financial Condition. The Company's derivative assets and liabilities are not subject to a master netting agreement.

10. Financial Instruments with Off-Balance Sheet Risk

In the ordinary course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to credit and market risks in the event that the counterparty or the Clearing Broker is unable to fulfill their contractual obligations. Such risks may be increased by volatile trading markets.

The Company also assumes short positions in its trading activities. These transactions result in off-balance sheet market risk, as the Company's ultimate obligation to satisfy the short sale may exceed the amount recognized on the Statement of Financial Condition.

Option contracts provide a counterparty with the right, but not the obligation, to purchase or sell a financial instrument at a predetermined exercise price before, or on an established date. For written options, the Company receives a premium upon initial settlement and then bears the risk of an unfavorable change in the price of the financial instrument underlying the option.

All of the Company's receivables, securities owned, and securities sold, not yet purchased are maintained at the Clearing Broker. Should the Clearing Broker fail to meet their obligations, the Company would be exposed to credit risk. Derivatives are exchange-traded, therefore counterparty risk is mitigated through the function of the clearinghouse.

11. Net Capital Requirements

The Company is subject to SEC Rule 15c3-1. The Company computes its net capital requirements under the basic method provided for in Rule 15c3-1, which requires the maintenance of minimum "net capital" equal to the greater of $1,000,000 or 6 2/3% of "aggregate indebtedness," as defined in the Rule.

11. Net Capital Requirements (continued)

As of December 31, 2021, the Company had net capital of $245,558,991, which was $237,937,999 in excess of the required net capital of $7,620,992.

Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 or other regulatory requirements.

Under the clearing arrangement with the Clearing Broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2021, the Company was in compliance with all such requirements.

12. Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

The Company and an affiliate have entered into a Cross-Affiliate Master Agreement (the CAMA) with its Clearing Broker and its affiliate. The CAMA is a common agreement used in prime brokerage relationships with the primary purpose of reducing margin requirements across multiple entities. Pursuant to the CAMA, the Clearing Broker determines each of the Company's and its affiliate's margin requirements on the basis of the net aggregate position between the Company and its affiliate. In the event of a default by either the Company or its affiliate under the CAMA (or any other agreement with the Clearing Broker), the CAMA provides for cross-default and close-out netting between the Company and its affiliate. Management has not accrued a contingent liability related to the CAMA because management believes an event of default that would trigger

12. Indemnifications (continued)

a close-out under the CAMA is remote. Management monitors the likelihood of default on an on-going basis and would make required adjustments to net capital computations and other risk calculations as deemed necessary.

13. Other Matters

In March 2020, the World Health Organization declared the spread of coronavirus disease 2019 ("COVID-19") a worldwide pandemic. The pandemic has negatively impacted the global economy and caused significant volatility in the financial markets. The Manager continues to

13. Other Matters (continued)

actively monitor the pandemic and has taken and intends to continue taking steps to identify and mitigate the adverse impacts on, and risks to, its business, financial condition, liquidity, operations, employees and business partners. In response to the pandemic the Manager implemented remote work arrangements for nearly all of its employees, has restricted business travel and implemented a COVID-19 preparedness plan. To date, with the Company's ability to meet a vast majority of its operational needs through its technology-based platforms and services, these arrangements have not materially affected the Company's ability to maintain its business operations, including the operation of its financial reporting systems, internal control over financial reporting, and disclosure controls and procedures. Based on information available as of the date of this report, the Company does not expect the pandemic to have a material adverse impact on its financial condition; although, given the daily evolution of the pandemic, the global responses to curb its spread and the related economic impacts, the Company is currently unable to estimate the long-term effects of the pandemic on its financial condition.

14. Subsequent Events

The Company has evaluated the impact of events or transactions have occurred subsequent to December 31, 2021, for potential recognition or disclosure and noted there were no items deemed to impact the Statement of Financial Condition as presented herein.